

October 31, 2008

<u>Via Facsimile (313) 961-0388 and U.S. Mail</u>

Patrick J. Haddad, Esq.
Kerr, Russell & Weber, PLC
500 Woodward Ave., Suite 2500
Detroit, Michigan 48226

RE: Quantum Fuel Systems Technologies
   Worldwide, Inc.
   Schedule TO-I filed on October 17, 2008
   SEC File No. 005-78735

Dear Mr. Haddad:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. All defined terms in this letter have the same meaning as in the offer to exchange filed as exhibit 99.(a)(1)(A) to the Schedule TO-I, unless otherwise indicated.

Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO-I - Offer to Exchange

Summary Term Sheet and Frequently Asked Questions, page 2

1. Refer to Q20. The offer must remain open for 20 full business days, in order to comply with Rule 13e-4(f)(i). Rule 13-4(a)(3) defines "business day" as a full twenty four hour period. In order to account for the federal holiday on November 11, 2008,

please extend the offer until midnight on November 14, 2008 or later in order to provide a full twentieth business day. Also, note that the rule is drafted to measure the offer from 12:01 am until 12:00 midnight Eastern Time.

Conditions of the Offer, page 16

2. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Please expand or revise the following offer conditions accordingly:

   - In the second bullet point, you refer to "any unusual circumstances surrounding trading in Quantum's common stock." Revise to clarify exactly what circumstances would cause you to terminate the offer, and to quantify what you mean by "any unusually high or low trading volume in Quantum's common stock…"

   - In the fourth bullet point you have included "any limitation…that might affect the extension of credit…" This is too broad to allow option holders the ability to determine whether the triggering event has occurred, or to gauge the risk of tendering in light of the condition. Revise to clarify the circumstances you intend to trigger the condition.

   - In the seventh bullet point, revise to define what you mean by "has deteriorated materially." Particularly with respect to the availability of credit in bullet point three, you must provide option holders with concrete information about what events would cause you to terminate.

3. Refer to the last comment above. Since it may be difficult for an Eligible Option holder to determine whether one of the events listed in this section has occurred, thus allowing you to terminate the offer, please include an undertaking in your response letter that upon the occurrence of such an event, you will immediately inform shareholders how you intend to proceed. That is, you may not allow the offer to lapse and then terminate it, based on an event that occurred at the beginning of the offer period.

4. Refer to the final paragraph of this section. In your response letter, confirm your understanding that if you waive a condition of the offer for one tendering option holder, you will waive that condition for all option holders. As drafted, it appears that you might waive conditions in individual cases.

Information about Quantum, page 24

5. Revise to include the ratio of earnings to fixed charges, as required by Item 1010(a)(3) of Regulation M-A, and the book value per share required by Item 1010(a)(4).

Additional Information, page 31

6. Please note that the only SEC public reference room is located in Washington, D.C. Please delete your reference to Chicago here.

Closing Comments

Please revise your filing in response to the above comment. Please understand that we may have additional comments after reviewing your amendment and comment response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure documents, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or concerns, please do not hesitate to contact me at (202) 551-3267.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers
  & Acquisitions